Exhibit (a)(1)(vii)

AMENDMENT NO. 2

TO

OFFER TO EXCHANGE

NEXPOINT STRATEGIC OPPORTUNITIES FUND

300 Crescent Court

Suite 700

Dallas, Texas 75201

OFFER TO EXCHANGE

COMMON SHARES, PAR VALUE $0.001 PER SHARE,

FOR

5.50% SERIES A CUMULATIVE PREFERRED SHARES, PAR VALUE $0.001 AND LIQUIDATION

PREFERENCE $25.00 PER SHARE AND CASH

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON JANUARY 4, 2021, UNLESS THE EXCHANGE OFFER IS EXTENDED (SUCH DATE AND

TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements, as set forth below, the Offer to Exchange dated October 30, 2020 (together with any amendments or supplements thereto, including this Amendment No. 2, the “Offer to Exchange”) relating to the offer by NexPoint Strategic Opportunities Fund, a Delaware statutory trust (the “Company,” “we,” “us,” or “our”), to exchange the Company’s currently outstanding common shares of beneficial interest, par value $0.001 per share (“Common Shares”), for newly-issued shares of the Company’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 and liquidation preference $25.00 per share (“Series A Preferred Shares”) and cash, on the terms and subject to the conditions set forth in the Offer to Exchange and in the accompanying letter of transmittal (the “Letter of Transmittal”). All capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Offer to Exchange.

This Amendment No. 2 should be read together with the Offer to Exchange and the Letter of Transmittal. All references to and requirements regarding the Offer to Exchange and the Letter of Transmittal shall be deemed to refer to the Offer to Exchange, as amended and supplemented by this Amendment No. 2, and the Letter of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Exchange Offer remain unchanged and in full force and effect.

*****

The date of this Amendment No. 2 is December 16, 2020

The Offer to Exchange is hereby amended and supplemented as follows:

1.

Each reference in the Offer to Exchange to “5:00 p.m., New York City time, on December 10, 2020” as an expiration date or the “Expiration Date” is hereby amended by replacing it with “5:00 p.m., New York City time, on January 4, 2021,” unless we extend the period of time for which the Exchange Offer is open, in which case the term “Expiration Date” means the latest time and date on which the Exchange Offer, as so extended, expires.

2.

Each reference to “December 15, 2020 (three business days after the expiration date)” as the “settlement date” is here hereby amended by replacing it with “January 7, 2021 (three business days after the Expiration Date),” although the date is subject to change as described in the Offer to Exchange.

3.	The disclosure under the heading “2. What is the Purpose of the Exchange Offer?” beginning on page 9 is hereby deleted and replaced in it its entirety by the following:

Shares of closed-end funds, like the Company, often trade at a discount to net asset value (“NAV”). The Board and the Investment Adviser regularly evaluate and implement potential solutions to address the Company’s trading discount to NAV, which have included:

•

the Common Share repurchase program that had been in effect prior to the commencement of the Exchange Offer, which had provided for repurchases of up to 10% of the Common Shares over a one-year period beginning April 24, 2020;

•	the Conversion proposal, which was approved by shareholders at the special meeting on August 28, 2020 (the “Special Meeting”);

•

publishing additional commentary on the Company’s holdings in order to provide shareholders with additional information about the management of the Company and greater transparency into the portfolio and the holdings in the Company’s REIT subsidiaries; and

•	communicating regularly with existing and prospective shareholders.

Although the Board and the Investment Adviser had believed that these measures would help to narrow the trading discount to NAV, the discount, while narrowing initially upon the announcement of the Conversion proposal, has instead continued to widen since the approval of the Conversion at the Special Meeting. See “Market and Net Asset Value Information.”

The purpose of the Exchange Offer is provide holders of Common Shares with an opportunity to exchange their Common Shares at a premium to the current market price, while increasing the NAV per Common Share for holders of Common Shares who choose not to participate, or not to participate fully, in the Exchange Offer. In particular, the Board and the Investment Adviser believe that the Exchange Offer:

•

would allow a significant number of shareholders to tender their Common Shares at a premium to the current market price of up to 12.3% (based on the closing price per Common Share of $10.69 on December 14, 2020 and the maximum Purchase Price of $12.00 per Common Share);

•

will increase the NAV per Common Share by (i) 5.1% if $75 million in value of Common Shares is tendered and (ii) as much as 12.1% if $150 million in value of Common Shares is tendered (based on the Company’s NAV per Common Share of $17.56 on December 14, 2020, and the maximum Purchase Price of $12.00 per Common Share); and

•	has the potential to narrow the trading discount to NAV.

The net income earned by the Company (and therefore allocated to the holders of Common Shares) is estimated to decrease by approximately (i) 0.27% per year, if $75 million in value of Common Shares is tendered, and (ii) 0.31% per year, if $150 million in value of Common Shares is tendered, in each case due to the additional costs of paying dividends on the Series A Preferred Shares. These decreases are equivalent to approximately (i) $0.05 per Common Share, if $75 million in value of Common Shares is tendered, and (ii) $0.07 per Common Share if $150 million in value of Common Shares is tendered. The Board and the Investment Adviser believe this reduction in income will be offset by the increase in NAV per Common Share, which as noted above is estimated to be up to (i) 5.1%, or $0.90, per Common Share, if $75 million in value of Common Shares is tendered and (ii) 12.1%, or $2.13, per Common Share, if $150 million in value of Common Shares is tendered. The foregoing estimates assume that all Common Shares are tendered at the maximum Purchase Price of $12.00 per Common Share. In addition, the Board and the Investment Adviser also believe that the leverage represented by the issuance of the Series A Preferred Shares will benefit the holders of the remaining Common Shares by, over the long term, increasing the income and/or capital appreciation attributable to the Common Shares. See “Risk Factors and Special Considerations—The Exchange Offer is expected to result in a reduction in income attributable to common shareholders.”

There can be no assurance that the Exchange Offer will result in a narrowing of the trading discount. In addition, the use of leverage involves risk. See “Risk Factors and Special Considerations—Leverage Risk.”

4.	The disclosure under the sub-heading “Reduction in Income Risk” on page 26 is hereby deleted and replaced in its entirety by the following:

Reduction in Income Risk. The net income earned by the Company (and therefore allocated to the holders of Common Shares) is estimated to decrease by approximately (i) 0.27% per year, if $75 million in value of Common Shares is tendered, and (ii) 0.31% per year, if $150 million in value of Common Shares is tendered, in each case due to the additional costs of paying dividends on the Series A Preferred Shares. These decreases are equivalent to approximately (i) $0.05 per Common Share, if $75 million in value of Common Shares is tendered, and (ii) $0.07 per Common Share if $150 million in value of Common Shares is tendered. The Board and the Investment Adviser believe this reduction in income will be offset by the increase in NAV per Common Share, which is estimated to be up to (i) 5.1%, or $0.90, per Common Share, if $75 million in value of Common Shares is tendered and (ii) 12.1%, or $2.13, per Common Share, if $150 million in value of Common Shares is tendered. The foregoing estimates assume that all Common Shares are tendered at the maximum Purchase Price of $12.00 per Common Share. In addition, the Board and the Investment Adviser also believe that the leverage represented by the issuance of the Series A Preferred Shares will benefit the holders of the remaining Common Shares by, over the long term, increasing the income and/or capital appreciation attributable to the Common Shares.

5.

The disclosure under the heading “The Exchange Offer is expected to result in a reduction in income attributable to common shareholders” on page 54 is hereby deleted and replaced in its entirety by the following:

The net income earned by the Company (and therefore allocated to the holders of Common Shares) is estimated to decrease by approximately (i) 0.27% per year, if $75 million in value of Common Shares is tendered, and (ii) 0.31% per year, if $150 million in value of Common Shares is tendered, in each case due to the additional costs of paying dividends on the Series A Preferred Shares. These decreases are equivalent to approximately (i) $0.05 per Common Share, if $75 million in value of Common Shares is tendered, and (ii) $0.07 per Common Share if $150 million in value of Common Shares is tendered. The Board and the Investment Adviser believe this reduction in income will be offset by the increase in NAV per Common Share, which is estimated to be up to (i) 5.1%, or $0.90, per Common Share, if $75 million in value of Common Shares is tendered and (ii) 12.1%, or $2.13, per Common Share, if $150 million in value of Common Shares is tendered. The foregoing estimates assume that all Common Shares are tendered at the maximum Purchase Price of $12.00 per Common Share.

6.

The third and fourth paragraphs under the sub-heading “We are dependent on the Investment Adviser, its affiliates and their personnel. We may be unable to find suitable replacements if our management agreement is terminated” on page 87 are hereby by deleted and replaced in their entirety by the following:

On November 13, 2020, HCMLP filed an amended plan of reorganization and disclosure statement with the Court (the “Amended Plan”), which was subsequently accepted by the Creditors and approved by the Court. On November 30, 2020, HCMLP provided notice of termination of the Shared Services Agreement to the Investment Adviser, effective January 31, 2021. However, based upon on-going discussions with HCMLP, the Investment Adviser expects to be able to continue to receive these services through a transfer of personnel, equipment and facilities from HCMLP either to the Investment Adviser or to a third-party service provider.

7.	The second paragraph under the sub-heading “Substantial Conflicts of Interest” on page 88 is hereby deleted and replaced in its entirety by the following:

On November 13, 2020, HCMLP filed an amended plan of reorganization and disclosure statement with the Court (the “Amended Plan”). On November 30, 2020, HCMLP provided notice of termination of the Shared Services Agreement to the Investment Adviser, effective January 31, 2021. However, based upon on-going discussions with HCMLP, the Investment Adviser expects to be able to continue to receive these services through a transfer of personnel, equipment and facilities from HCMLP either to the Investment Adviser or to a third-party service provider.

Future investment selection and determination may be expected to differ between HCMLP and the Investment Adviser. Employees of HCMLP providing services to the Investment Adviser could face conflicts arising from, for example, HCMLP and the Investment Adviser acting separately with respect to investment determinations on assets commonly held by clients respectively of HCMLP and the Investment Adviser, although any such persons will not have sole investment discretion with respect to any determination made by the Investment Adviser for its clients.

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